SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER 2002


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                          (599) (9) 7366277 (address of
                          principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                            Form 20-F _X_ Form 40-F ___


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes ___ No _X_

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                       SAPIENS INTERNATIONAL CORPORATION N.V.
                                                     (Registrant)




Date: December 3, 2002                         By: /s/ Steve Kronengold
                                                   ------------------------
                                                      Steve Kronengold
                                                      General Counsel

[SAPIENS LOGO]

   SAPIENS' KEY APPOINTMENT STRENGTHENS ITS COMMITMENT TO THE INSURANCE SECTOR

   BRIAN MEIGH TO SPEARHEAD EXPANSION OF SAPIENS' INSURANCE INDUSTRY BUSINESS

Research Triangle Park, N.C.--November 11, 2002 --Sapiens International Corporation N.V. (NASDAQ: SPNS) todaY announced that Insurance industry expert and commentator, Brian Meigh has been appointed by Sapiens (UK) Ltd to direct its new, dedicated UK Insurance Solution Practice.

Meigh joins Sapiens after nine years leading the General Insurance Practice of top management consultants, Winchester White. He has broad experience across the General, Life, Pensions and Investment business, including 23 years with Norwich Union, where the launch of Norwich Union Healthcare was among his notable achievements. Meigh replaces John Butler who, having successfully launched the Financial Services Practice last year, will now concentrate on the hands-on management of the major, blue-chip clients of the UK Insurance Solution Practice which now succeeds it.

Sapiens International Corporation is particularly successful in the Insurance sector, currently working with seven of the UK's top ten insurers. The global practice is expanding fast and last month saw the appointment Judy Johnson, formerly Vice President of Insurance Information Strategies at the META Group to head up Sapiens' new US Insurance Solutions Practice.

"Sapiens has a real and immediate capability to get to grips with many of the current and serious challenges facing the industry," says Brian Meigh. "My objective is to build on this superb foundation and to ensure that the name of Sapiens is synonymous with `solution' at board level across the Insurance industry."

"The appointment of a well-respected expert of Brian Meigh's calibre will add huge impetus to the future success and development of Sapiens' UK Insurance Solution Practice," says UK managing director, Yair Spitzer. "Sapiens' particular strength is in resolving complex integration problems using the INSIGHT family of solutions to adapt rather than abandon legacy systems. Brian will now lead the rapid, further expansion of this business across the Insurance sector."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

-------------------------------------------------------
FOR ADDITIONAL INFORMATION
-------------------------------------------------------
Sue Stride
PRemier Marketing
Tel: +44-20-8878 8871
e-Mail:
sstride@cix.compulink.co.uk
-------------------------------------------------------



Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

[SAPIENS LOGO]

         SAPIENS IMPLEMENTS MULTI-MILLION DOLLAR CLOSED BOOKS SOLUTION
                             FOR LIVERPOOL VICTORIA

RESEARCH TRIANGLE PARK, N.C., NOVEMBER 11, 2002 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a global IT solutions provider, today announced the implementation of a multi-million dollar Closed Books Solution for Liverpool Victoria Friendly Society Limited, one of the UK's foremost suppliers of insurance and financial services. The solution enables the company to streamline policy services for its Closed Books of business.

This solution involved the development of a new Life and Pensions administration system and the migration of data for 3.5 million policies. It has a browser-based user interface that allows Liverpool Victoria employees to instantly access policy information on screen. It is fully integrated with the company's other essential systems, and now provides Liverpool Victoria with a low-cost efficient platform for all its existing and future Closed Books.

"With the new system from Sapiens, we have achieved a very significant immediate reduction in our IT costs", reported Michael Allen, Business Project Sponsor at Liverpool Victoria. "Also, using their extensive Life and Pensions operational experience, Sapiens were able to review our administrative practices and build a far greater degree of process automation into the new system, which now enables us to provide a much improved customer service."

Liverpool Victoria's new system and the migration suite were developed using eMerge, Sapiens' rules-based technology that modifies and evolves core processes by translating them into business rules, offering increased speed, flexibility and scalability. Importantly, the system is also built to support potential transition to the Euro.

"Insurance organizations are seeking solutions to automate their business processes and integrate their diverse systems so they can better track and control expenses, especially for Closed Books where they are no longer generating new revenue, and the main issue is cost of ownership!" said Itzick Sharir, President and CEO of Sapiens International. "There is a real need for a system that reduces Life and Pensions administration costs and we believe the solution we built for Liverpool Victoria at the speed it was done, can also serve as an industry model."



ABOUT LIVERPOOL VICTORIA

Liverpool Victoria is the UK's largest Friendly Society. It manages over (pound)6.5 Billion for its 2 million members and customers. It provides a wide range of products and services in Life, General Insurance and Banking. Liverpool Victoria is one of the foremost direct insurers in the UK as well as one of the financially strongest life offices in the country. Liverpool Victoria has consistently topped performance tables with a variety of investment products, both medium & long term.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. With corporate headquarters in London, England, Sapiens has offices in the United States, Canada, Germany and France as well as R&D facilities in Israel. For more information, please visit www.sapiens.com.


                                      # # #

--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
Europe:                                      USA:
Sue Stride                                   Rebecca Green
PRemier Marketing                            Padilla Speer Beardsley
Tel: +44-20-8878 8871                        Tel: +1-212-752-8338
e-Mail: sstride@cix.compulink.co.uk          e-Mail: rgreen@psbpr.com
sstride@cix.compulink.co.uk
--------------------------------------------------------------------------------


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

[SAPIENS LOGO]

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                        SAPIENS UNVEILS "POLICY INSIGHT"

        INSURANCE SOLUTION AIMED AT IMPROVING INDUSTRY COST EFFICIENCIES

RESEARCH TRIANGLE PARK, N.C., NOVEMBER 12, 2002 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a leading insurance business solutions provider, today unveiled Policy INSIGHT, the first offering in its INSIGHT suite of Insurance solutions. Policy INSIGHT is a web-enabled, fully functional policy administration platform capable of supporting both commercial and personal lines of business, for multiple states. The solution enables insurance companies to automate new business and policy lifecycle processing by linking directly to their producer community through the Internet.

Policy INSIGHT was developed by Sapiens to help insurance companies respond quickly to rate and legislation changes, enhance their combined ratios through more effective underwriting and simplify the process of working with their producers.

Policy INSIGHT's modular functionality supports product development and configuration, rate-quote-issue, underwriting, and policy lifecycle transactions. The solution leverages Sapiens business rules technology and IBM's WebSphere platform, this enables insurance organizations to leverage existing IT assets while providing secure, interactive business channels to internal and external users, agents and the insured. Its architecture is structured to provide IT departments an evolutionary path to drive down the total cost of ownership by replacing redundant systems and minimizing on-going application maintenance costs.

"The goal of Sapiens' Policy INSIGHT is to streamline the increasingly complex policy management needs of large insurance organizations," said Itzick Sharir, President and CEO of Sapiens International. "Policy INSIGHT will provide Insurers with a cost-effective, reliable, and scalable means to modernize existing systems and respond quickly to market opportunities."

"The goal of our new "INSIGHT" suite is to help insurers gain increased operational efficiency and effectiveness as they move from reliance on legacy systems to compete in a newer, technology-leveraged financial services paradigm", said Judy Johnson, Vice President of Insurance Strategy, Sapiens Americas. "Our plans for Policy INSIGHT, and indeed for the entire INSIGHT family, are to offer a level of processing intelligence that enables companies to respond rapidly to the changing needs of all stakeholders."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


------------------------------------------------------
FOR ADDITIONAL INFORMATION
------------------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
------------------------------------------------------

[SAPIENS LOGO]


                 SAPIENS SHAREHOLDERS APPROVE PRIVATE PLACEMENT
                        OF $10 MILLION BY FORMULA SYSTEMS

               OVER 60 PERCENT OF THE SHAREHOLDERS VOTED IN FAVOR

Research Triangle Park, N.C.--November 27, 2002--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that its shareholders have approved the private placement of $10 million by Formula Systems (NASDAQ:
FORTY). The transaction is scheduled to close early December 2002.

Sapiens shareholders' approval follows a unanimous decision of the Company's Board of Directors to accept Formula's proposal to invest an additional $10 million in exchange for a discounted conversion price of $0.83 per common share. As part of this transaction, Formula and Yarnfield will convert all of their preferred shares into common shares at the discounted price. Formula will have the option to invest the remaining $5 million at the same terms of the current investment.

"We are pleased with this vote of confidence from our investors." said Yuval Hadari, Chief Financial Officer. "This investment both strengthens our balance sheet and capital structure, and provides us with additional resources to accelerate our operational plan. Equally important is the emergence of the Formula group as our strategic shareholder. With the support of Formula, we have added stability for the short term and are better positioned to add value to our customers and shareholders in the days and years ahead."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

FOR ADDITIONAL INFORMATION
Yuval Hadari                       Itzick Sharir
Chief Financial Officer            Chief Executive Officer
Sapiens International              Sapiens International
Tel: +1-877-554-2426               Tel:   +44-1895-464 265
       +972-8-938-2721
E-mail: yuval.h@sapiens.com        E-mail: itzick.s@sapiens.com


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #